Exhibit 99.2

DELIVER
INSPIRE
COLLABORATE
SUSTAIN
EVOLVE
DESIGN
ENHANCE
LEAD
INNOVATE
PERFORM
ENVISION
ACHIEVE
CREATE
TRANSFORM
GROW
CONNECT
ENGAGE
SUPPORT

STN
TSX·NYSE

MANAGEMENT INFORMATION CIRCULAR
MARCH 15, 2019

Stantec

STN TSX NYSE MANAGEMENT INFORMATION CIRCULAR MARCH 15, 2019

A228 Leybourne And West Malling Bypass West Malling, Kent

Index to the

Management

Information Circular

INVITATION TO SHAREHOLDERS	7

NOTICE OF ANNUAL GENERAL MEETING	9

QUESTIONS AND ANSWERS ABOUT VOTING	11

BUSINESS OF THE MEETING	14
1 Financial Statements	14
2 Election of Directors	14
3 Appointment of Auditor	15
4 Nonbinding Advisory Vote on Executive Compensation	15

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	16
Description of Nominees	16
Additional Information about Director Nominees	21

DIRECTOR COMPENSATION	22
Components of Compensation	22
Directors’ Total Compensation for 2018	25
Director Equity Ownership	26

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27
Composition of Our Board	28
Director Competencies Matrix	30

BOARD OF DIRECTORS INFORMATION	31
Role and Duties of the Board of Directors	31

COMMITTEE REPORTS	35
Audit and Risk Committee	35
Corporate Governance and Compensation Committee	37
Health, Safety, Security, Environment, and Sustainability Committee	39

ENVIRONMENTAL AND SOCIAL FACTORS	41

SHAREHOLDER ENGAGEMENT	42

EXECUTIVE COMPENSATION OVERVIEW	43
Performance and Compensation Summary	43
Compensation Discussion and Analysis	46
2018 Summary Compensation Table	59
Employment Agreements	62

ADDITIONAL INFORMATION	65

SCHEDULE A	67
Activities of the Audit and Risk Committee	67

SCHEDULE B	69
Activities of the Corporate Governance and Compensation Committee	69

SCHEDULE C	71
Activities of the Health, Safety, Security, Environment, and Sustainability Committee	71

SCHEDULE D	72
Overview of Stantec’s Long-Term Incentive Plan	72
Stantec Inc. 3

MAIN ENTRANCE

Cambridge Memorial Hospital Redevelopment
Cambridge, Ontario

MAIN ENTRANCE Cambridge Memorial Hospital Redevelopment Cambridge, Ontario

22,000 Employees 400 Locations 6 Continents

WE DESIGN

PROJECTS ON

A PERSONAL

LEVEL AND

ADVANCE THE

QUALITY OF

LIFE ACROSS

THE GLOBE.

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve–because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe

Our Purpose

Creating communities

Our Promise

Design with community in mind

Our Values

We put people first.

We do what is right.

We are better together.

We are driven to achieve.

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2019 Management Information Circular March 15, 2019	6	Stantec Inc.

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:	Friday, May 10, 2019

Time:	10:30 AM (MDT)

Place:	Stantec Tower

Suite 400, 10220 – 103 Avenue NW

Edmonton, Alberta T5J 0K4

During the meeting, we will consider the matters of business described in the accompanying Management Information Circular and host a question-and-answer period.

Please return your voting instructions as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram H. Keith, Chair	Gordon A. Johnston, P.Eng.
Board of Directors	President & CEO

2019 Management Information Circular March 15, 2019	7	Stantec Inc.

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2019 Management Information Circular March 15, 2019	8	Stantec Inc.

Notice of Annual General Meeting

Notice-and-Access

This year, Stantec Inc. (Stantec) is using “notice-and-access” to deliver the Management Information Circular for our annual general shareholder meeting to both registered and beneficial shareholders. This means that our circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this Notice a form of proxy or a voting instruction form that you can use to vote your shares of Stantec (see “Voting” below).

It is very important that you read the circular carefully before voting your shares.

WHEN Friday, May 10, 2019 10:30 AM (MDT) WHERE Stantec Tower Suite 400, 10220 – 103 Avenue NW Edmonton, Alberta, T5J 0K4.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website:	On SEDAR:	On EDGAR:
stantec.com	sedar.com	sec.gov

THE MEETING WILL BE HELD TO

1 g	2 g	3 g	4 g	5 ∎

Receive Stantec’s financial statements for the year ended December 31, 2018, together with the auditors’ report on those statements. (page 14 of the circular and our 2018 Annual Report)	Elect the directors of Stantec. (pages 14 and 16 to 26 of the circular)	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration. (page 15 of the circular)	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation. (page 15 of the circular and the Executive Compensation Overview section of the circular)	Transact any other business as may properly be brought before the meeting.

For more details about the matters to be voted at the meeting, please see the sections referenced above.

Voting

Please note that you cannot vote by returning this Notice.

You may vote your shares on the Internet, by phone, fax or mail.

Internet	Phone	Fax	Mail

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also vote in person by following the instructions in the section of the circular entitled Questions and Answers about Voting.

Registered Shareholders

Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 a.m. (MDT) on Wednesday, May 8, 2019.

Beneficial Shareholders

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 a.m. (MDT) on Wednesday, May 8, 2019. If you vote by Internet or telephone, you must do so prior to 10:30 a.m. (MDT) on Wednesday, May 8, 2019.

By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 15, 2019

How to request a paper copy of the circular

Upon request, Stantec will provide a paper copy of the circular to any shareholder, free of charge, for a period of one year from the date the circular is filed on SEDAR. Here is how you can request a paper copy:

Before the meeting

If you are a registered shareholder, call Computershare’s fulfillment service line at 1-866-962-0498 (toll-free).

If you are a beneficial shareholder, call Broadridge’s fulfillment service line at 1-877-907-7643 (toll-free).

You can also request a copy at stantec.com.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

After the meeting

Call 1-877-907-7643

If your request is made before the date of the meeting, the circular will be sent to you within three business days of receipt of your request. If the request is made on or after May 8, 2019, the circular will be sent to you within ten calendar days of receiving your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 a.m. (MDT) on Wednesday, May 1, 2019 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call Computershare at 1-800-564-6253 (if you are a registered shareholder) or Broadridge Investor Communication Solutions at 1-855-887-2244 (if you are a beneficial shareholder).

Questions and Answers about Voting

Who can attend and vote at the meeting?

If you hold common shares of Stantec at the close of business on March 15, 2019, you have the right to attend the meeting and cast one vote for each common share that you hold.

What is “notice-and-access”?

“Notice-and-access” is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice-and-access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly.

What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this Management Information Circular for more information.

Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at

•	1-800-564-6253 (North America)

•	1-514-982-7555 (International)

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote by proxy or in person. See the details that follow:

A.	By Proxy

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

•	Appoint another person to attend the meeting to vote your shares for you: You may appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting.

When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

2019 Management Information Circular March 15, 2019	11	Stantec Inc.

B.	In Person

Do not complete or return your proxy form; instead, attend the meeting where your vote will be taken and counted. When you arrive, register with a Computershare representative before entering the meeting.

How can I vote if I am a beneficial shareholder?

As a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive, register with a Computershare representative before entering the meeting.

How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the procedures above, your employee shares will not be voted at the meeting.

What does it mean to vote by proxy?

Voting by proxy means that you are authorizing the person or people named on your proxy form or voting instruction form, as applicable, to vote your shares at the meeting according to your instructions. A proxy form or voting instruction form, as applicable, is included with the Notice of Meeting.

Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including costs to mail materials to our beneficial owners via their intermediary) are borne by Stantec.

In addition to soliciting proxies by mail, Stantec employees may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

How will my shares be voted if I return my proxy form?

By completing and returning your proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions.

Note: If you appoint Aram Keith or Gord Johnston as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR accepting Stantec’s approach to executive compensation

If you appoint someone else to vote your shares for you at the meeting, your proxy holder will vote your shares according to your voting instructions.

What happens if amendments, variations, or other matters are brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as

2019 Management Information Circular March 15, 2019	12	Stantec Inc.

proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 15, 2019, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

What is the deadline to return my proxy form?

Regardless of the voting method you choose, your proxy form or voting instructions must be received by Computershare before 10:30 AM (MDT) on May 8, 2019. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways:

•	By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 8, 2019, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

•	By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4) any time before 10:30 AM (MDT) on May 9, 2019, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

•	By going to the meeting and delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may then vote at the meeting.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 8, 2019, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

How many shares are entitled to vote at the meeting?

As of March 15, 2019, the Company had 111,841,404 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each item of business.

Is my vote by proxy confidential?

Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Who are the principal shareholders of the Company?

To the knowledge of the Company, as of March 15, 2019, Jarislowsky, Fraser Limited is the only principal shareholder of the Company. Jarislowsky, Fraser Limited beneficially owns, directly or indirectly, or exercises control or direction over 12,372,317 common shares of Stantec (representing approximately 11% of the issued and outstanding common shares of Stantec).

2019 Management Information Circular March 15, 2019	13	Stantec Inc.

Business of the Meeting

1 Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2018, will be placed before the meeting. Our financial statements are contained in our 2018 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40-F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

2 Election of Directors

Nine directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this Management Information Circular (“circular”) will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	Delores M. Etter	Gordon A. Johnston
Richard C. Bradeen	Robert J. Gomes	Donald J. Lowry
Shelley A. M. Brown	Susan E. Hartman	Marie-Lucie Morin

Aram Keith will not stand for re-election at the meeting. Information relating to his service on our board does not appear with the information regarding the nine proposed nominees for election. However, because Mr. Keith acted as a director up to the meeting date, information concerning him does appear in other sections of this circular that pertain to members of the board for the year ended December 31, 2018, and up to the meeting date. On Mr. Keith’s retirement from the board, Douglas Ammerman will assume the role of chair of the board and relinquish his role as chair of the Audit and Risk Committee.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to immediately tender his or her resignation to the Corporate Governance and Compensation Committee of the board. The committee will consider the resignation and promptly recommend to the board whether to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether to accept the resignation.

The board expects that resignations will be accepted unless exceptional circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision in a news release that will be provided to the Toronto Stock Exchange and filed on SEDAR at sedar.com and EDGAR at sec.gov. If the board refuses the resignation, the reasons underlying this decision will be fully disclosed in the news release.

We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of those nominees.

2019 Management Information Circular March 15, 2019	14	Stantec Inc.

3 Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Professional Accountants, be reappointed as our auditor for the 2019 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

External Auditors’ Fees

The table below shows the fees that Stantec’s external auditors, Ernst & Young LLP, billed to Stantec and its subsidiaries for various services in each of the past two fiscal years.

Category	Note	2018 ($)	2017 ($)

Audit fees	1	5,790,700	6,325,600 (5)

Audit-related fees	2	571,700	241,200 (5)

Tax fees	3	2,402,400	3,806,600

All other fees	4	49,800	21,800

Total		8,814,600	10,395,200

(1)

Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include attest services not required by statute or regulation and review engagements.

(3)

Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance of $2,103,500. These generally involve the preparation of US tax returns including Innovyze sale transaction and U.S. tax reform computations as well as preparation of certain of our International based Companies income tax returns. $298,900 for tax advice relating to mergers, acquisitions, financing structures and tax planning.

(4)	All other fees: Non-audit assurance fees and related services provided by Ernst & Young LLP.

(5)	Restated to current year’s presentation.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this reappointment.

4 Nonbinding Advisory Vote on Executive Compensation

In 2018, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 88.07% approved the Company’s approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this circular (beginning on page 43). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to Susan Hartman, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of its 2019 annual general meeting of shareholders.

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

2019 Management Information Circular March 15, 2019	15	Stantec Inc.

Nominees for Election to the Board of Directors

Description of Nominees

The following tables give information as of March 15, 2019, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 67 Laguna Beach, California United States Director since 2011 Independent Principal Occupation: Corporate Director

Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior.

	Key Qualifications
	✓ Public accounting ✓ Public company board experience ✓ Professional services management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk (chair)	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit (chair)
	J. Alexander’s Holdings, Inc. (NYSE-JAX)	Audit (chair); Compensation
	William Lyon Homes Inc. (NYSE-WLH)	Audit (chair); Nominating and Corporate Governance
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,264,407

Richard C. Bradeen Age: 62 Montréal West, Québec Canada Director since 2018 Independent Principal Occupation: Corporate Director

Richard Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment from February 2009 to October 2013 for Bombardier Inc., Montreal, a leading worldwide manufacturer of planes and trains. He started his career at Bombardier in 1997 as vice president of Acquisitions. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and over 19 years held increasingly senior roles, including as president of the Corporate Finance group in Toronto.

	Key Qualifications
	✓ Corporate finance ✓ Managing and leading growth ✓ Global acquisitions
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk	3 of 4	75%
	Other Board Memberships	Other Committee Memberships
	Superior Plus Corp. (TSX-SPB)	Audit; Compensation
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$246,025

2019 Management Information Circular March 15, 2019	16	Stantec Inc.

Shelley A. M. Brown Age: 62 Saskatoon, Saskatchewan Canada Director since 2018 Independent Principal Occupation: Corporate Director

Shelley Brown has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada’s Top 100 Most Powerful Women for four years, earning her a position on the Women’s Executive Network Hall of Fame. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions.

	Key Qualifications
	✓ Financial expert ✓ Corporate governance ✓ Corporate control environments and risk assessment
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors(1)	1 of 1	100%

	Corporate Governance and Compensation(1)	-	-

	Other Board Memberships	Other Committee Memberships
	-	-

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$81,249

	(1) Ms. Brown was appointed to the board of directors on November 7, 2018, and the Corporate Governance and Compensation Committee on November 8, 2018.

Delores M. Etter Age: 71 Camano Island, Washington United States Director since 2011 Independent Principal Occupation: Corporate Director

Delores Etter is a professor emeritus in the Department of Electrical Engineering at Southern Methodist University in Dallas, Texas. She held the Caruth Professorship in Engineering Education and was a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. From 2005 to 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is a member of the National Academy of Engineering, a former member of the National Science Board, and a Fellow of the Institute of Electrical and Electronic Engineers. She has held multiple senior executive leadership positions with the U.S. Department of Defense, as well as served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Key Qualifications
	✓ Cybersecurity ✓ US government agency procurement and acquisition ✓ Risk analysis and risk mitigation
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Corporate Governance and Compensation	5 of 5	100%
	Health, Safety, Security, Environment, and Sustainability (chair)(1)	2 of 2	100%
	Other Board Memberships	Other Committee Memberships

	Esterline Technologies Corporation (NYSE-ESL)	Nominating and Corporate Governance (chair); Compensation

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$1,962,842

	(1) The Health, Safety, Security, Environment, and Sustainability Committee was established on May 9, 2018.

2019 Management Information Circular March 15, 2019	17	Stantec Inc.

Robert (Bob) J. Gomes Age: 64 Edmonton, Alberta Canada Director since 2009 Not Independent Principal Occupation: Corporate Director

Bob Gomes joined Stantec in 1988 as an urban land project manager. Over 29 years with Stantec, his career became progressively more senior and spanned many of Stantec’s business lines. He held both operational and practice positions. From May 15, 2009, until his retirement on December 31, 2017, Mr. Gomes served as president & CEO of Stantec. He holds a degree in civil engineering from the University of Alberta and has served on the board of directors for the Edmonton Economic Development Corporation and a number of non-profit and charitable boards throughout his career.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Industry experience
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Health, Safety, Security, Environment, and Sustainability	2 of 2	100%
	Other Board Memberships	Other Committee Memberships

	-	-

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$6,381,981

Susan E. Hartman Age: 68 Evergreen, Colorado United States Director since 2004 Independent Principal Occupation: President & CEO of The Hartman Group

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in strategic and operational planning, overall business assessment, process optimization, and project management. She serves on the boards of a number of private companies and non-profit boards.

	Key Qualifications
	✓ Strategic planning and organizational modeling ✓ Corporate governance and executive compensation ✓ International business
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 7	86%
	Corporate Governance and Compensation (chair)	5 of 5	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$3,303,654

2019 Management Information Circular March 15, 2019	18	Stantec Inc.

Gordon (Gord) A. Johnston Age: 53 Edmonton, Alberta Canada Director since 2018 Not Independent Principal Occupation: President & CEO of Stantec

Gord Johnston is the current president & CEO of Stantec. He has 30 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. He completed the Leading Professional Services Firms program from the Harvard Business School and the Financial Literacy program for directors and executives at the University of Toronto’s Rotman School of Management.

	Key Qualifications
	✓ Engineering industry experience ✓ Managing and leading growth ✓ Strategic planning and execution
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Other Board Memberships	Other Committee Memberships

	-	-

	Total Equity at Risk (Common Shares and Preferred Share Units)

	Value at risk	$2,287,345

Donald (Don) J. Lowry Age: 67 Edmonton, Alberta Canada Director since 2013 Independent Principal Occupation: Corporate Director

Don Lowry retired in March 2013 as president & CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry was the chair of Canadian Oilsands Limited until February 2016, when the company was acquired. He holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Key Qualifications
	✓ Strategic growth, oversight, and insight ✓ Corporate governance and executive compensation ✓ Capital markets and risk management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%

	Corporate Governance and Compensation(1)	3 of 3	100%

	Audit and Risk	4 of 4	100%

	Health, Safety, Security, Environment, and Sustainability(1)	2 of 2	100%

	Other Board Memberships	Other Committee Memberships

	Capital Power Corporation (chair) (TSX-CPX)	-

	Melcor REIT (TSX-MR.UN)	Lead Director; Corporate Governance Nominating and Compensation Committee (chair); Audit Committee

	Hydrogenics Corporation (TSX-HYG)	Governance and Human Resources Committee (chair); Audit Committee

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$1,864,688

(1)  Mr. Lowry was appointed a member of the Health, Safety, Security, Environment, and Sustainability Committee on May 9, 2018, and ceased to be a member of the Corporate Governance and Compensation Committee on May 10, 2018.

2019 Management Information Circular March 15, 2019	19	Stantec Inc.

Marie-Lucie Morin Age: 61 Ottawa, Ontario Canada Director since 2016 Independent Principal Occupation: Corporate Director

Marie-Lucie Morin is a member of Canada’s Security Intelligence Review Committee. Previous public service appointments include serving as National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet. She also served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. During her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. Ms. Morin was Ambassador to Norway with concurrent accreditation to Iceland from 1997 to 2001. Ms. Morin served as Executive Director for Canada, Ireland, and the Caribbean at the World Bank. A lawyer and graduate of the Université de Sherbrooke, she was awarded the Governor General’s 125th Anniversary of the Confederation of Canada Medal and was named Chevalier de la Légion d’Honneur, France’s highest military and civil order. Ms. Morin was appointed to the Order of Canada in December 2016.

	Key Qualifications
	✓ International business ✓ Strategic planning and execution ✓ Government affairs ✓ Canadian – US relations
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%

	Audit and Risk(1)	2 of 2	100%

	Corporate Governance and Compensation	5 of 5	100%

	Other Board Memberships	Other Committee Memberships

	Chorus Aviation Inc. (TSX-CHR)	Governance and Nominating Committee; Human Resources & Compensation Committee

	AGT Food and Ingredients Inc. (TSX-AGT)	-

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$433,383

	(1) Ms. Morin was appointed a member of the Audit and Risk Committee on May 10, 2018.

2019 Management Information Circular March 15, 2019	20	Stantec Inc.

Additional Information about Director Nominees

Director Voting Results from Our 2018 Annual General Meeting

A summary of the voting results from our 2018 annual general meeting follows:

Director(1)	Votes in Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	86,911,283	97.60	2,139,941	2.40
Richard Bradeen	88,774,884	99.69	276,340	0.31
Delores Etter	81,225,876	91.21	7,825,348	8.79
Bob Gomes	88,056,839	98.88	994,385	1.12
Susan Hartman	77,756,939	87.32	11,294,285	12.68
Gord Johnston	88,233,273	99.08	817,951	0.92
Don Lowry	80,870,126	90.81	8,181,098	9.19
Marie-Lucie Morin	81,251,661	91.24	7,799,563	8.76

(1)	Ms. Brown was not a director nominee at our 2018 annual general meeting.

Director Attendances

The number and percentage of board and committee meetings each director nominee attended in 2018 follows:

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	7 of 7	100%	4 of 4	100%	11 of 11	100%
Richard Bradeen	7 of 7	100%	3 of 4	75%	10 of 11	91%
Shelley Brown(1)	1 of 1	100%	-	-	1 of 1	100%
Delores Etter	7 of 7	100%	7 of 7	100%	14 of 14	100%
Bob Gomes	7 of 7	100%	2 of 2	100%	9 of 9	100%
Susan Hartman	6 of 7	86%	5 of 5	100%	11 of 12	92%
Gord Johnston	7 of 7	100%	-	-	7 of 7	100%
Don Lowry	7 of 7	100%	9 of 9	100%	16 of 16	100%
Marie-Lucie Morin	7 of 7	100%	8 of 8	100%	15 of 15	100%

(1)	Ms. Brown was appointed a member of the board of directors of Stantec on November 7, 2018, and the Corporate Governance and Compensation Committee on November 8, 2018.

Director Independence

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as past president & CEO of Stantec, and Mr. Johnston, as current president & CEO of Stantec, are not considered independent.

At each meeting independent directors meet without management

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	✓
Richard Bradeen	✓
Shelley Brown	✓
Delores Etter	✓
Bob Gomes		✓	Past President & CEO of the Company
Susan Hartman	✓
Gord Johnston		✓	President & CEO of the Company
Don Lowry	✓
Marie-Lucie Morin	✓

2019 Management Information Circular March 15, 2019	21	Stantec Inc.

Director Compensation

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk-taking.

Our philosophy is to align compensation with the median compensation of directors for our compensation peer companies (disclosed on page 48 of this circular), using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec.

The compensation of our non-management directors remained the same in 2018 as in 2017. Mr. Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Tony Franceschini, who retired from Stantec’s board on May 10, 2018, received compensation as a director for a portion of 2018, so information pertaining to him is included in the discussion below.

Components of Compensation

All-Inclusive Annual Cash Retainer

Our non-management directors receive an all-inclusive annual cash retainer (in lieu of board and committee meeting fees), reflecting market best practices. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This approach and component of compensation provides a predictable level of cash compensation for the Company and its directors.

The following table shows the annual cash retainers for our non-management directors in 2018:

Description of Annual Retainer	Amount ($)(1)
Director cash retainer	50,000
Chair cash retainers:
Board	75,000
Audit and Risk Committee	21,000
Corporate Governance and Compensation Committee	18,000
Health, Safety, Security, Environment, and Sustainability Committee(2)	9,000

(1)

Effective January 1, 2017, the Company adopted a nominal pay policy for cash retainers paid to non-management directors. Directors who are ordinarily resident in the United States receive their cash retainer in US dollars, using a one-to-one exchange rate to the Canadian dollar. Directors who are ordinarily resident in Canada receive their cash retainer in Canadian dollars.

(2)

The chair retainer for the Health, Safety, Security, Environment, and Sustainability Committee was set in 2018 based on biannual meetings. Effective January 1, 2019, the committee began meeting quarterly and the chair retainer was increased to $18,000.

Equity-Based Compensation

Our non-management directors receive equity-based compensation in fixed number and fixed value equity grants. Quarterly in 2018, each non-management director received 800 deferred share units (DSUs) (fixed number equity grant) and $17,500 in either common shares or DSUs (fixed value equity grant). For the fixed value equity grant, each director elects to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director can choose to receive common shares now or DSUs that will be monetized when the director retires from the board.

2019 Management Information Circular March 15, 2019	22	Stantec Inc.

Director DSU Plan

Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units.

Fixed Number Equity Grant – Director DSU Awards in 2018

A summary of the value of DSUs awarded in 2018 to our non-management directors as a fixed number equity grant follows:

Title	Value of DSUs Awarded in 2018 to Each Director ($)(1)(2)	Increase in Value of DSUs Awarded in 2018 for Dividend Adjustment ($)
Director(3)	106,312	1,090

(1)

The value of each DSU is calculated using the grant date fair value for each allotment. These values—$35.16, $31.79, $33.81, and $32.13 for the first, second, third, and fourth quarters of 2018—represent the closing price of Stantec’s shares on the TSX on the day preceding the first trading day of each quarter.

(2)

Pursuant to Stantec’s Director Equity Compensation Plan, the value of the DSUs granted to Richard Bradeen in the first quarter of 2018 was calculated based on the value of $36.23 (being the closing price of Stantec’s shares on the TSX on the day preceding Mr. Bradeen’s appointment date to the board). Accordingly, the grant date fair value of DSUs awarded to Mr. Bradeen in 2018 was $107,168. The value of the DSUs granted to Shelley Brown in the fourth quarter of 2018 was calculated based on the value of $34.65 (being the closing price of Stantec’s shares on the TSX on the day preceding Ms. Brown’s appointment date to the board). The grant date fair value of DSUs awarded to Ms. Brown in 2018 was $27,720 (see the table regarding Directors’ Total Compensation for 2018 on page 25 of this circular).

(3)

In 2018, each non-management director other than Mr. Franceschini and Ms. Brown received four allotments of 800 DSUs. Mr. Franceschini, who retired from the board on May 10, 2018, received only two allotments, and Ms. Brown, who was appointed to the board on November 7, 2018, received only one allotment.

Fixed Value Equity Grant – Director Elections in 2018

A summary of the election made by each of our non-management directors for their fixed value equity grant follows:

Director	Value Awarded in 2018 ($)	Form of Equity
Douglas Ammerman	$70,000	Common Shares
Richard Bradeen	$70,000	DSUs
Shelley Brown(1)	$17,500	DSUs
Delores Etter	$70,000	DSUs
Tony Franceschini(2)	$35,000	Common Shares
Bob Gomes	$70,000	DSUs
Susan Hartman	$70,000	Common Shares
Aram Keith	$70,000	DSUs
Don Lowry	$70,000	DSUs
Marie-Lucie Morin	$70,000	DSUs

(1)	Ms. Brown was appointed to the board on November 7, 2018.

(2)	Mr. Franceschini retired from the board on May 10, 2018.

2019 Management Information Circular March 15, 2019	23	Stantec Inc.

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding share-based awards held by each of our non-management directors as of December 31, 2018.(1)

Director	Number of Shares or Units of Shares That Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(3)	Number of Shares or Units of Shares That Have Vested (#)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(5)
Douglas Ammerman	-	-	40,733	1,198,379
Richard Bradeen	-	-	5,328	156,776
Shelley Brown	-	-	1,305	38,394
Delores Etter	-	-	44,961	1,322,777
Bob Gomes	72,386	628,983	5,343	157,214
Susan Hartman	-	-	88,301	2,597,819
Aram Keith	-	-	71,915	2,115,753
Don Lowry	-	-	35,002	1,029,759
Marie-Lucie Morin	-	-	12,166	357,952

(1)

Our non-management directors do not receive any form of option-based awards. Mr. Gomes, who served as president & CEO of Stantec until retiring on December 31, 2017, holds options he earned while serving as CEO. Mr. Gomes does not receive any option-based compensation as a director. His outstanding option-based awards are disclosed in the section below.

(2)	Represents PSUs held by Mr. Gomes that were earned while serving as president & CEO before his retirement on December 31, 2017.

(3)

PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 28.9% was applied to PSUs granted in 2016, and a multiplier of 29.2% was applied to PSUs granted in 2017). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the value of Mr. Gomes’s PSUs.

(4)	Represents DSUs held by each director.

(5)

The weighted average of Stantec shares for the last 10 trading days of 2018 ($29.42) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

Outstanding Option-Based Awards Held by Mr. Gomes

Listed below are the total outstanding option-based awards held by Mr. Gomes as of December 31, 2018. These awards were earned by Mr. Gomes while serving as president & CEO before his retirement on December 31, 2017.

Directors do not receive any option-based compensation

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options ($)(1)
Bob Gomes	81,702 108,461 96,700 112,644	32.900 32.830 32.010 31.750	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	Nil

(1)	The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the aggregate value.

2019 Management Information Circular March 15, 2019	24	Stantec Inc.

Other Compensation

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Directors’ Total Compensation for 2018

The following table summarizes our non-management directors’ compensation package for the fiscal year ended December 31, 2018:(1)

		Share-Based Awards ($)
Director	Fees Earned ($)	Fixed Number Equity Grant (DSUs) ($)(2)	Fixed Value Equity Grant (Common Shares or DSUs) ($)(3)	Dividend Adjustments on Total DSU Holdings ($)	All Other Compensation ($)	Total ($)
Douglas Ammerman	71,000	106,312	70,000	20,621	-	267,933
Richard Bradeen	50,000	107,168	70,000	1,085	-	228,253
Shelley Brown(4)	12,500	27,720	17,500	-	-	57,720
Delores Etter	54,500	106,312	70,000	22,170	-	252,982
Tony Franceschini(5)	25,000	53,560	35,000	13,786	1,785,259	1,912,605
Bob Gomes	50,000	106,312	70,000	1,091	-	227,403
Susan Hartman	68,000	106,312	70,000	45,929	-	290,241
Aram Keith	125,000	106,312	70,000	36,510	-	337,822
Don Lowry	50,000	106,312	70,000	16,871	-	243,183
Marie-Lucie Morin	50,000	106,312	70,000	4,721	-	231,033

(1)	Directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)

Directors’ DSUs granted in the 2018 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2018. DSUs awarded for 2018 include allotments of 800 each quarter. Directors also receive adjustments for dividends earned on the total DSUs held.

(3)	Directors can choose to receive common shares or DSUs as part of the fixed value equity grant of $17,500 per quarter.

(4)	Ms. Brown was appointed to the board on November 7, 2018, so received only one DSU allotment in 2018.

(5)

Mr. Franceschini retired from the board on May 10, 2018. In accordance with the terms of our Director DSU Plan, DSUs that were earned during his tenure on the board (1994 to 2018) were paid out to Mr. Franceschini on his retirement using the volume-weighted average trading price of Stantec shares for the last 10 trading days of the month in which he retired ($32.74).

2019 Management Information Circular March 15, 2019	25	Stantec Inc.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each non-management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each non-management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity.

The following table provides information about the number and value of common shares and DSUs owned by our non-management directors on March 15, 2019. The value of each Stantec common share is based on the closing price of $31.42 on March 15, 2019. The value of each DSU is $31.85, the unit value a director would have received if an event had occurred that gave rise to a payout on March 15, 2019.

Directors are required to own significant equity in Stantec

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement?
Douglas Ammerman	29,778	935,625	41,720	1,328,782	2,264,407	Yes
Richard Bradeen(1)	1,000	31,420	6,738	214,605	246,025	In Progress
Shelley Brown(2)	446	14,013	2,111	67,235	81,249	In Progress
Delores Etter	15,281	480,129	46,553	1,482,713	1,962,842	Yes
Bob Gomes	196,273	6,166,898	6,753	215,083	6,381,981	Yes
Susan Hartman	14,414	452,888	89,506	2,850,766	3,303,654	Yes
Aram Keith	328,324	10,315,940	73,630	2,345,116	12,661,056	Yes
Don Lowry	22,300	700,666	36,547	1,164,022	1,864,688	Yes
Marie-Lucie Morin(3)	-	-	13,607	433,383	433,383	In Progress

(1)	Mr. Bradeen, appointed to the board on February 21, 2018, has until February 21, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(2)	Ms. Brown, appointed to the board on November 7, 2018, has until November 7, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(3)	Ms. Morin, appointed to the board on November 9, 2016, has until November 9, 2021 to meet the equity ownership requirements of the Director Equity Ownership Policy.

2019 Management Information Circular March 15, 2019	26	Stantec Inc.

Statement of Corporate Governance Practices

One core value at Stantec is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies—sound governance, transparent accounting, and long-term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted—including our Code of Business Conduct and our Corporate Governance Guidelines—are available on our website at stantec.com, or contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR at sedar.com and EDGAR at sec.gov.

Ethical Business Conduct

The board has adopted a comprehensive Code of Business Conduct (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. All officers and employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We closely monitor compliance with our Code. Officers, employees, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible.

Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Health, Safety, Security, Environment, and Sustainability Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline.

The board believes that having directors exercise independent judgment when considering transactions and agreements is effective. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information—in keeping with the rules of the TSX and NYSE and applicable securities laws—on a timely basis, except when confidentiality issues require a delay.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

2019 Management Information Circular March 15, 2019	27	Stantec Inc.

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions).

TSX rules require shareholder approval of security-based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter as follows:

•	Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•

At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules.

Composition of Our Board

Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2019 board of directors.

Independence of Directors

Our Corporate Governance Guidelines mandates that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Health, Safety, Security, Environment, and Sustainability Committee may include both independent and non-independent directors.

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Gomes, as past president & CEO, and Mr. Johnston, as current president & CEO, are not considered independent.

The board’s policy states that the independent directors must meet without management and non-independent directors present following every regularly scheduled and ad-hoc board and board committee meeting. In 2018, the independent directors met without management and without Mr. Gomes following all meetings of the board and its committees.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually.

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The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following:

•	The competencies and skills of the board as a whole

•	The skills of current board members in tandem with their anticipated length of service left on the board

•	Any gaps in the competencies and skills of the current board that need to be addressed

•	Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces

Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution.

In 2018, in anticipation of Mr. Keith’s planned retirement from the board, the Corporate Governance and Compensation Committee identified the need to add another director. Financial expertise, international experience, and familiarity with environmental and social factors were all identified as areas of expertise that would improve the board’s overall capabilities. Shelley Brown brings a wealth of experience in these key areas. The board is committed to improving membership diversity, and now four women serve on our board.

Inclusion and Diversity

At Stantec, our commitment to inclusion and diversity at all levels of the Company is critical to our success because it allows us to attract and retain top talent. Stantec is involved in several prominent organizations and partnerships that support inclusion, diversity and the advancement of women in the workplace. We are a member of Catalyst, an employee partner with the Canadian Centre for Diversity and Inclusion, and a partner with Pride at Work Canada.

The board recognizes the benefits of promoting diversity and, to that end, adopted a formal written policy in 2015. Stantec’s Board Diversity Policy confirms our commitment to creating opportunities for diverse candidates and defines what inclusion and diversity means to us: we create opportunity by inviting, embracing, and celebrating differences. The board believes that diversity is critical; we must ensure that the profiles of board members provide the necessary range of perspectives, experience, and expertise required to achieve effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base.

To support the Company’s board diversity objectives when identifying, considering, and selecting candidates for election or re-election to the board, the Corporate Governance and Compensation Committee considers the following:

•	Diversity—including gender, age, ethnicity, disability, and geographical background—of the existing directors of the board and potential nominees

•	The level of representation of women on the board. When sourcing candidates—internally or externally using a recruitment firm—the committee ensures that the candidates considered include women

The Company’s Inclusion and Diversity Plan sets out strategic initiatives for inclusion and diversity over three and five years. Two Inclusion and Diversity Councils—based in Canada and the United States—manage these initiatives and report their progress directly to the CEO and board.

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Gender Diversity

The board is committed to ensuring that we actively pursue gender diversity on the board and in executive management. In 2018, the Company had two vacancies at the executive level; both were filled by women. Catherine Schefer is our executive vice president and regional operating unit leader for our Global business, and effective January 1, 2019, Theresa Jang is our executive vice president & CFO.

At the board level, Shelley Brown’s appointment brings the representation of women on our board up to four of nine. Increasing the number of women in board and executive positions is important to the Company and to achieving our inclusion and diversity goals. At the same time, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates. Therefore, the Company has not established fixed targets for the representation of women on the board or in executive management.

In 2019, four of nine (44%) of our board nominees are female and two of Stantec’s 15 executive officers are females. To continue our focus on inclusion and diversity in leadership, the board included an inclusion and diversity measurement in our corporate scorecard (see page 50 for complete scorecard details). Our Executive Leadership Team is accountable for achieving these objectives as part of their short-term incentive compensation.

Director Competencies Matrix

To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up-to-date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee.

The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors.

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Board of Directors Information

Role and Duties of the Board of Directors

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and by-laws.

Position Descriptions

The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Health, Safety, Security, Environment, and Sustainability Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com.

Independent Chairs

Our board is led by a nonexecutive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Health, Safety, Security, Environment, and Sustainability Committee chairs are also independent.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. In 2017, our Company reached an important milestone: Stantec is now a top 10 global design firm (ranked by Engineering News-Record magazine and based on revenue for design services). To achieve this goal, we followed a strategic planning process consisting of a three-year cycle. Given the scale and diversity of our organization and the rapid evolution of the industry we operate in, we now plan continuously. Starting with our 2018 Strategic Plan, we create a new plan each year that looks forward five years or more, and we evaluate and update it quarterly.

At the end of August each year, the board holds a full day, in-person strategic planning session with management. Management presents in depth our strategic plan for the coming year. The board’s input and any revisions are incorporated into the final plan and budget for the coming year and presented to the board for approval in November.

Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, this committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

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The Company strategically manages risk through its Enterprise Risk Management system. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to that report are provided to the Audit and Risk Committee, which then reports the findings to the board.

In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for

•	Each proposed acquisition within North America with an enterprise value in excess of $100 million, or outside of North America with an enterprise value in excess of $50 million

•	Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model

Executive Leadership Succession Planning

The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. The committee follows an orderly strategy that manages both critical and long-term succession planning. As a result, in 2018, the Company successfully transitioned the CEO role from Mr. Gomes to Mr. Johnston and was well prepared to transition the CFO role for Mr. Lefaivre’s planned retirement on December 31, 2018.

Succession planning for Stantec’s Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long-term succession planning measures for the CEO and other key leadership positions at Stantec. At every in-person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in-camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans.

In 2018, the CEO, along with the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee, completed a comprehensive review of internal and external candidates as part of our CFO transition strategy. Theresa Jang was appointed as executive vice president & CFO on January 1, 2019. Ms. Jang was previously the CFO of Veresen Inc., a publicly traded energy infrastructure company, and has an extensive background in the areas of finance, corporate governance and people leadership.

Serving on Our Board

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed.

New board members receive a comprehensive orientation manual that includes the following:

•	Corporate by-laws and all board-approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management—including senior management team members—who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan

2019 Management Information Circular March 15, 2019	32	Stantec Inc.

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

Before their first board meeting, new board members meet with the following members of management during a full-day orientation session:

•

The CEO, CFO, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec

•

The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on.

Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Board meetings are routinely held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders.

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place: Stantec supports outside director education that is relevant to a director’s continued service on our board.

Directors receive a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest.

As part of the board’s continuing education program, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2018 included the following:

Presentation	Presenter(s)	Attendance
Governing the Global Company	Lucy Nottingham, Director of Global Risk Center, Marsh & McLennan	Full Board
Innovative Technologies Driving Today’s and Future AEC Firms	Peter Salusbury, Senior Vice President, Practice Services Rod Schebesch Senior Vice President, Transportation, Regional Business Leader, Canada Aubrey Tucker, Innovative Technology Developer	Full Board
Stantec’s Global Business	David Barnes, Executive Vice President, Global Operations	Full Board
Cybersecurity	Chris McDonald, Senior Vice President, Chief Information Officer	Full Board
Directors’ and Officers’ Insurance	Paul Alpern, Senior Vice President, General Counsel	Full Board
Enterprise Risk Management	Vandna Agrawal, Director, Enterprise Risk Management	Full Board

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Assessments

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, of the board’s performance as a whole, and of the contributions and performance of the board committees. The committee specifically reviews areas that the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give feedback. To get that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

The general counsel receives completed board surveys in mid-October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November means that the board can properly evaluate who it should recommend to stand for election the following spring.

In 2018, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates.

Overboarding

The board has implemented a guideline that in general no director will serve on more than four public company boards (including Stantec’s) and no more than three public company audit committees. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case-by-case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive-level employee of another company is expected to serve on no more than two public company boards (including Stantec’s).

Age and Term Limits

The Company has a term limit for its directors. Directors will generally not stand for re-election once they have reached 15 years of service on the board. The board is of the view that regular turnover of directors will ensure the board remains independent, provide fresh ideas and viewpoints, and improve diversity on the board. However, having a 15-year term of service also means that experienced, high-performing directors can provide a continuing benefit to our Company.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member.

Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board.

Board Succession Planning

The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long-term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re-election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk. Because of this approach, the Company is prepared for Mr. Keith’s planned retirement from the board. If elected by shareholders at the meeting, Mr. Ammerman, an independent director, will assume the role of chair of the board. Mr. Ammerman has confirmed his willingness to serve in this capacity. He brings a wealth of experience to the role, has been a director of Stantec since 2011, and has chaired its Audit and Risk Committee.

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Committee Reports

Audit and Risk Committee

Mandate

The Audit and Risk Committee’s mandate is to

•	Oversee the quality, integrity, and timeliness of Stantec’s financial reporting

•	Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures

•	Monitor and review risk management systems

•	Oversee the internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of Committee Members

Audit and Risk Committee members are Douglas Ammerman (chair), Richard Bradeen, Don Lowry, and Marie-Lucie Morin. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Ms. Morin also serves on the Corporate Governance and Compensation Committee, and Mr. Lowry also serves on the Health, Safety, Security, Environment, and Sustainability Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program.

A description of each committee member’s education and experience—relevant to the committee’s audit and risk responsibilities

—follows.

Douglas Ammerman (Chair)

Mr. Ammerman is a retired partner of KPMG LLP. During his almost 30 years with KPMG, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with preparing and reviewing interim and annual financial statements is a valuable asset to the Audit and Risk Committee.

Simultaneous Service

Mr. Ammerman simultaneously serves on the audit committees of four public companies (including Stantec’s). The board has reviewed his overall time commitments, attendance records, extensive financial and accounting background and expertise, and substantive contributions to our board and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

Richard Bradeen

For over 15 years at Bombardier Inc., Mr. Bradeen held increasingly senior roles, most recently as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and held increasingly senior roles over a 19-year period, including that of president of the Corporate Finance Group. Mr. Bradeen holds a Bachelor of Commerce degree from Queens University. He is a member of the Audit Committee for Superior Plus Corp.

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Don Lowry

Mr. Lowry—past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He serves on the audit committees for Melcor REIT and Hydrogenics Corporation.

Marie-Lucie Morin

Ms. Morin is a lawyer and graduate of the Université de Sherbrooke. During her career in the public sector, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. These positions involved managing large budgets and required an understanding of financial- and risk-related matters. Her experience on several other public and private boards, including Chorus Aviation Inc., AGT Food & Ingredients Inc. and Deloitte Canada, exposed her to financial reporting and risk management processes in various industries, making Ms. Morin a valued contributor to the Audit and Risk Committee.

Independence of Committee Members

All Audit and Risk Committee members are considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules). Douglas Ammerman, Richard Bradeen, and Don Lowry are “audit committee financial experts” (as defined under the U.S. Securities and Exchange Commission rules).

Key Activities for 2018

The Audit and Risk Committee met four times in 2018. In accordance with its internal work plan and Terms of Reference, the committee provided guidance and oversight on the following:

•	Recruitment and hiring of a new chief financial officer

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews

•	Internal audit function and processes, including ongoing engagement with the chief audit executive

•	Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule A of this circular for a more detailed account of the Audit and Risk Committee’s activities.

Auditor Oversight

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

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Additional Information

More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 28, 2019, which is filed on our website at stantec.com, on SEDAR at sedar.com, and as an exhibit to our Form 40-F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

Corporate Governance and Compensation Committee

Mandate

The Corporate Governance and Compensation Committee’s mandate is to

•

Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•

Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•

Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives

Membership and Experience of Committee Members

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Shelley Brown, Delores Etter, and Marie-Lucie Morin. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Marie-Lucie Morin serves as a member of the Audit and Risk Committee, and Delores Etter chairs the Health, Safety, Security, Environment, and Sustainability Committee. The board believes that having representation from all committees and maintaining a balance between long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. She routinely interfaces with outside compensation experts on best practices, industry trends and risks. When she became chair of the Corporate Governance and Compensation Committee, Ms. Hartman had more than five years’ experience as a member of this committee and three years’ experience as a member of the Audit and Risk Committee, which gives her additional insight into the Company’s risk management practices and Enterprise Risk Management system.

Shelley Brown

Ms. Brown’s expertise in strategic planning, good governance, finance, and risk management gained through her experience serving on the boards of not-for-profit, association, and for-profit corporate organizations—including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors— is an asset to the Corporate Governance and Compensation Committee. She has over 30 years of experience developing and implementing compensation policies in professional services firms and a range of non-profit organizations and has worked with professional advisory firms developing compensation models and guidelines for executive-level compensation.

Delores Etter

Dr. Etter currently serves on the Compensation Committee of Esterline Technologies Corporation and on the Human Resources Committee for a privately held company. Dr. Etter has held several high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

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Marie-Lucie Morin

During her distinguished career as a federal public servant, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance and compensation-related matters. She has extensive policy, management, governance and communications experience, has served on many boards and advisory committees, and currently serves on two other public company boards.

Independence of Committee Members

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

Key Activities for 2018

The Corporate Governance and Compensation Committee met five times in 2018. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year:

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Established a Health, Safety, Security, Environment, and Sustainability Committee of the board

•	Engaged with shareholders and advocacy groups (including the Canadian Coalition for Good Governance)

•	Recruited and onboarded two new directors, Richard Bradeen and Shelley Brown, as part of succession planning for the board

•	Reviewed the Company’s long-term incentive plan design and mix of long-term incentive vehicles

•	Advanced the Company’s inclusion and diversity strategy

•	Conducted board and committee assessments

Refer to Schedule B for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

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Health, Safety, Security, Environment, and Sustainability Committee

Mandate

The Health, Safety, Security, Environment, and Sustainability (HSSES) Committee’s mandate is to

•	Oversee Stantec’s framework for managing health, safety, security, and environment risks

•	Review the Company’s emergency preparedness for response to major safety or security incidents

•	Oversee the Company’s sustainability program

•	Monitor and review non-financial risks from the Company’s integrity management program

Membership and Experience of Committee Members

HSSES Committee members are Delores Etter (chair), Bob Gomes, and Don Lowry. Aram Keith attends all meetings as a nonvoting, independent ex-officio member.

A description of each committee member’s education and experience—relevant to the committee’s HSSES responsibilities—follows:

Delores Etter (Chair)

Dr. Etter has held multiple senior leadership positions with the U.S. Department of Defense and served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico. She has experience overseeing university biometric labs involving sensitive data collection and has obtained Institutional Review Board approval for large multi-year projects. As Assistant Secretary of the Navy for Research, Development and Acquisition, Dr. Etter oversaw a staff of 150,000 and completed extensive training on safety, security, hazard identification, risk mitigation, cybersecurity, violence prevention, anti-harassment, and discrimination. She was also a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. Dr. Etter’s experience in the areas of risk analysis, risk mitigation, and cyber security is well aligned with the mandate of the HSSES Committee.

Robert Gomes

Mr. Gomes has over 40 years of relevant industry experience in operational and management roles. While serving as president & CEO of Stantec until his retirement on December 31, 2017, he oversaw Stantec’s Health, Safety, Security, and Environment program and Sustainability program. Under his leadership, Stantec developed a health, safety, security, and environment framework, which equipped Stantec for international expansion and growth into a top 10 global design firm. Mr. Gomes’s industry knowledge and experience managing, mitigating, and responding to HSSES-related risks and incidents makes him a valued contributor to the HSSES Committee.

Don Lowry

Don Lowry—past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has extensive knowledge and expertise relating to HSSE programs and in development and innovation in the utilities, telecommunications, and power generation sectors. Mr. Lowry’s leadership experience and expertise across multiple business sectors provides the HSSES Committee with valuable insight and perspectives that contribute to the committee’s operation.

Independence of Committee Members

The Corporate Governance Guidelines of the Company allow both independent and non-independent board members to serve on the HSSES Committee. Dr. Etter and Mr. Lowry are independent. Mr. Gomes, as past CEO of the Company, is not independent.

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Key Activities for 2018

The Health, Safety, Security, Environment, and Sustainability Committee, established in May 2018, met two times in 2018. In accordance with its internal work plan and Terms of Reference, the committee completed the following:

•	Reviewed the Company’s HSSE policies, practices and procedures

•	Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters

•	Provided leadership and stewardship to the Company’s safety incident review

•	Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks

Refer to Schedule C of this circular for a more detailed account of the HSSES Committee’s activities. The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

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Environmental and Social Factors

Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our comprehensive Sustainability Policy and certified management systems guide us when implementing best practices that meet the letter and spirit of the laws and regulations in locations where we do business and encourage us to improve our ESG impacts.

Accountability for our sustainability performance sits with an Executive ESG Committee that is chaired by the Company’s chief operating officer, coordinated by our director of sustainability, and includes senior managers from across the company. The Health, Safety, Security, Environment, and Sustainability Committee of the board provides additional oversight, leadership and stewardship of the program.

Stantec participates in the United Nations (UN) Global Compact and actively supports the UN Sustainable Development Goals (SDG). We disclose climate information to CDP (formerly Carbon Disclosure Project), externally validate our emissions, and closely track the applicability of SASB (Sustainability Accounting Standards Board) and TCDF (Task Force on Climate-related Financial Disclosures) reporting standards to our business. We publish an annual, GRI-compliant Sustainability Report that provides an overview of Stantec’s ESG commitments and performance. Highlights relating to environmental and social factors follow below.

Environment

Stantec manages, monitors, and improves our environmental performance with an ISO 14001:2015-certified Environmental Management System (EMS). Our enterprise-wide EMS sets environmental objectives and monitors and measures environmental targets, regulatory compliance, orders and citations, and improvement plans. We take active measures to conserve resources and publicly report our greenhouse gas emissions and reduction performance.

Stantec provides a wide range of environmental services to clients. Whether we’re providing climate change mitigation services, designing energy-efficient buildings, protecting biodiversity, developing new ways to conserve water, or promoting renewable energy, our commitment to sustainability drives innovation, reduces risks, and provides attractive project life cycle return on investment.

Social

We are a professional services company that relies on the expertise of highly technical staff. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our people. Stantec offers a flexible and collaborative work environment, competitive employee benefits, and the opportunity to work on iconic projects. Our focus on inclusion and diversity increases employee engagement, connects us with clients, and improves employee well-being. Our investment in innovation and research helps us prepare for future client needs and promote thought leadership.

Stantec programs support the well-being of our employees, partners, and clients. We manage, monitor, and improve our health and safety performance with a formal OHSAS 18001:2007-certified management system and track both lagging

2019 Management Information Circular March 15, 2019	41	Stantec Inc.

indicators (e.g., injury rates) and leading indicators (e.g., inspections, observations, and hazard identifications) to gauge the effectiveness of our programs.

For the communities where we work and live, we invest in initiatives that build capacity and support long-term change. We do this by contributing time, expertise, and money to the arts, education, environment, and health and wellness. We also have a specific focus on maintaining respectful and successful relationships with Indigenous communities.

For clients, we consider the social impacts of decisions made when managing projects throughout their life cycle. We help clients understand the norms of local communities so they address local priorities and build lasting positive relationships. We incorporate social equity and justice considerations into our projects and design with the end-game of community well-being.

For more information about Stantec’s Sustainability Program, please refer to the Company’s comprehensive Sustainability Report available at stantec.com/sustainability.

Shareholder Engagement

We are committed to a robust shareholder engagement program. The board values our shareholders’ perspective, and feedback from shareholders on our business, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. Over the course of 2018, our team held 259 meetings with shareholders representing 62% of our shares outstanding, including meetings with all of our top-25 investors. Members of management participated in each meeting. In some cases, at the request of the shareholder, engagements included an independent director.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, sustainability report, news releases, our website, presentations at industry and investor conferences, and individual shareholder meetings. Some of our long-standing shareholder engagement practices include

•

Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance)

•

Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations to analysts and institutional investors as well as open question-and-answer sessions

•	Conducting site tours and attending industry conferences with our executive officers in Canada and the United States where analysts and investors are in attendance

•	Inviting analysts and large institutional shareholders to participate in a confidential investor perception study

•	Maintaining a confidential ethics hotline, investor.relations@stantec.com, and website to encourage shareholders and the public to contact us with questions or concerns

Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, 400 - 10220 - 103 Ave NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

2019 Management Information Circular March 15, 2019	42	Stantec Inc.

Executive Compensation Overview

Performance and Compensation Summary

Below are the Company’s key performance highlights from 2018 and their relationship to our executive pay, as well as the significant changes to the policies and practices that relate to executive compensation.

Our Performance in 2018

In 2018, Stantec focused on advancing an inspiring culture, winning impactful work, and delivering excellence in project execution. Stantec increased diversity on the board and in executive management, closed 2018 with strong backlog, and established a project management ecosystem for growing our project manager resources. Our results and performance reflect seven acquisitions completed in the year, the divestiture of MWH Constructors (the construction business we acquired with MWH), and consistent organic growth in our Consulting Services business.

The following highlights other major financial achievements and strategic activities in 2018 that contributed to our financial performance and overall financial condition:

•

Continuous profitability and growth. Stantec closed 2018 with a 5.7% increase in net revenue from continuing operations, and 3.3% growth in organic net revenue from continuing operations, supported by growth in every quarter of 2018 compared to 2017. Our net income was $47.4 million, down 51.1% from 2017; our adjusted net income from continuing operations was $206.6 million, up 5.0% compared to 2017. Diluted earnings per share (EPS) was $0.42 in 2018 compared to $0.85 in 2017; adjusted diluted EPS from continuing operations was $1.82 in 2018 compared to $1.72 in 2017, an increase of 5.8%.

•

Growth through acquisition. By successfully executing our acquisition and integration strategy, seven acquisitions completed in 2018 and three in 2017 contributed 2.6% to our year over year growth in net revenue.

•	Operational efficiencies. Focus on cost control measures and improved utilization decreased administrative and marketing expenses as a percentage of net revenue from 44.4% in 2017 to 42.9% in 2018.

•

Evolution of Company leadership. Following a ten-year tenure in the role, Dan Lefaivre retired from his role as executive vice president and CFO effective December 31, 2018. As part of a planned executive leadership succession strategy, the CEO, together with the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee, successfully recruited Theresa Jang into the position effective January 1, 2019.

For more information about the Company’s performance in 2018, we invite you to review our 2018 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov. The Definitions section and Reconciliation of Non-IFRS Financial Measures of that report are hereby incorporated by reference.

Key Highlights of Executive Compensation for 2018

At Stantec, we are driven to achieve. That’s why we align our executive pay decisions with Company performance and target total direct compensation for our executives at the 50th percentile of the market. We provide opportunities for executives to earn variable pay above the 50th percentile when they and Stantec exceed the objectives outlined in our short-term incentive plan (STIP) and long-term incentive plan (LTIP).

A large percentage of our executive compensation is variable or at-risk: it is paid only when business outcomes and individual goals are achieved. Although achieving outstanding results does support top-percentile pay packages, both our STIP and the PSUs issued under our LTIP have a capped maximum payout level. This ensures that actual pay does not exceed what is appropriate and affordable for our Company.

2019 Management Information Circular March 15, 2019	43	Stantec Inc.

In 2018, the Company welcomed Mr. Johnston into the role of CEO. When designing his compensation, the Corporate Governance and Compensation Committee recommended a step-up approach to his pay. The board believes this approach fairly accounts for the experience Mr. Johnston can gain on the job and appropriately aligns his pay with his experience in the role. Mr. Johnston’s 2018 base salary was set at $780,000—roughly 80% of the median for our peer group—with the opportunity for meaningful increases over the first few years of his tenure as CEO if supported by individual and company performance.

The 2018 year will be remembered as the year the Company returned to its core business. Our leadership team steered the Company through the sale of its construction business (MWH Constructors). This divestiture, along with the Innovyze sale in 2017, completes the spin-off of non-core assets acquired as part of the MWH Global acquisition, and concentrates the Company’s focus on its core Consulting Services business globally. Seven strategic acquisitions were completed in the year, adding roughly 1,300 staff to our Consulting Services business, a business that saw 3.3% organic growth for the year.

The board believes management’s significant efforts in 2018 have positioned the Company well for future success. At the same time, financial metrics that were negatively impacted by construction losses were factored in when deciding STIP awards. Based on the board’s review of the Company’s leadership scorecard (described in further detail on page 50 of this circular), our leadership team earned 90% of their total target annual STIP in 2018. This payout level reflects our executives’ significant achievements in our core Consulting Services business, accounts for operational shortcomings in the Construction Services business, and recognizes the effort required to successfully divest of the Construction Services business.

Key Changes to Executive Compensation for 2019

In 2018, we awarded PSUs and stock options to executives as part of our LTIP program. In early 2019, in response to shareholder feedback, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to complete a holistic review of the Company’s LTIP program. As a result of that review, the following changes are planned for 2019:

•

Stock options to be discontinued. Stock options will be replaced with Restricted Share Units (RSUs) that vest at the end of a three-year service period and settle in cash. The board believes the elimination of stock options will address potential misalignment issues between management and shareholders and reduce dilution. The introduction of RSUs, combined with PSUs, will enhance retention and align our executives’ compensation with shareholder value creation.

•

LTIP mix to be rebalanced. The current mix for our annual LTIP grant is two-thirds PSUs and one-third stock options. In 2019, we will increase the weighting of our PSUs to 80% (with the remaining 20% awarded in RSUs). Increasing the weighting of PSUs will strengthen the Company’s pay-for-performance culture and motivate executives to achieve performance goals that link to our Strategic Plan.

•

Relative performance metric to be introduced. Relative Total Shareholder Return (TSR) will replace Net Income Growth as one of the two performance metrics used for our PSUs. Return on Equity (ROE) will remain the other. The weighting between these metrics will be set to 60% for ROE and 40% for relative TSR. The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives’ individual and company performance.

Full details of the updates to our LTIP program will be available in the Company’s Management Information Circular for the year ending December 31, 2019. The Company anticipates the 2019 LTIP grant will occur in May. Performance levels for our 2019 PSUs will be set in consultation with Mercer based on the Company’s Strategic Plan, our own historical performance, peer performance, and general market expectations.

2019 Management Information Circular March 15, 2019	44	Stantec Inc.

Effective Risk Management Features

To create longer-term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following:

•	Offer an appropriate mix of fixed and at-risk compensation

•

Set predetermined minimum and maximum payout limits on our short- and long-term performance-based incentives, which include performance targets that encourage profitable decisions, but not undue risk-taking

•	Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity

•	Require our CEO to retain Stantec shares for one year following his retirement from the Company

•

Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•

Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy

Shareholder Engagement

At our 2018 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 88.07% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices.

We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2019.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

2019 Management Information Circular March 15, 2019	45	Stantec Inc.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and program for 2018 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table on page 59). Updates to our LTIP program that are anticipated for 2019 are noted in the LTIP section of this CD&A but the focus of our discussion and analysis is on compensation earned by each NEO for the year ended December 31, 2018.

Name	Position Title in 2018
Gord Johnston	President and Chief Executive Officer
Dan Lefaivre	Executive Vice President and Chief Financial Officer
Scott Murray	Executive Vice President and Chief Operating Officer
Tino DiManno	Executive Vice President and Chief Business Officer
Steve Fleck	Executive Vice President and Chief Practice and Project Officer

Theresa Jang, who became Stantec’s executive vice president and chief financial officer on January 1, 2019, was not a NEO in 2018. Her compensation will be described in the Company’s Management Information Circular for the year ending December 31, 2019.

Compensation Strategy

At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. These compensation plans should:

•	Support our overall Strategic Plan

•	Align our executives’ personal success with the Company’s success

•	Align with both governance and industry best practices

•	Align with our stated risk appetite and encourage prudent risk taking at the executive level

•	Keep us competitive for acquiring and retaining top talent

•	Have a total cost that is appropriate for the size and structure of our business

Our compensation objectives—designed to support this compensation strategy—establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow:

•	Target executive total direct compensation at about the 50th percentile of the market

•	Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our STIP and LTIP

•	Balance short- and long-term incentives to ensure our executives are focused on both the near- and long-term

•	Place more weighting on equity-based compensation than on cash compensation to better align executive and shareholder interests over time

•	Place significant weighting on at-risk compensation in both short- and long-term incentives and less weighting on base salaries

•	Provide two vehicles (PSUs and stock options in 2018; PSUs and RSUs in 2019) in our LTIP to help balance the benefits and limitations of each

2019 Management Information Circular March 15, 2019	46	Stantec Inc.

Components of Compensation and Pay Mix

In 2018, our executive compensation program was composed of base salary, short-term incentive cash payments, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and service awards.

Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at-risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long-term equity-based components heavier for our CEO than for our other NEOs. The board believes that weighting his long-term equity performance more heavily than his salary and short-term incentive will ensure that the CEO is not motivated to achieve short-term objectives at the expense of long-term shareholder returns.

The diagrams below illustrate the target total direct compensation relative weightings of base salary, short-term incentive, and long-term incentives in 2018 for our NEOs:

2019 Management Information Circular March 15, 2019	47	Stantec Inc.

Compensation Benchmarking

The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2018, the Company’s peer group comprised the following:

Company Name	GICS Sub-Industry Classification	Corporate Headquarters	Annual Revenue ($) (millions)(1)	Market Capitalization ($) (millions)(2)
Arcadis NV	Construction and Engineering	Netherlands	4,888	1,451
Bird Construction Inc.	Construction and Engineering	Canada	1,361	260
Granite Construction Inc.	Construction and Engineering	US	4,143	2,537
KBR Inc.	Construction and Engineering	US	5,802	2,860
MasTec Inc.	Construction and Engineering	US	8,465	4,286
Quanta Services, Inc.	Construction and Engineering	US	13,526	5,904
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	10,439	8,061
Stuart Olson Inc.	Construction and Engineering	Canada	1,021	137
Sweco AB	Consulting Engineering and Architecture	Sweden	2,748	3,237
Tetra Tech Inc.	Environmental and Facilities Services	US	3,805	3,849
Tutor Perini Corporation	Construction and Engineering	US	5,731	1,073
WSP Global Inc.	Construction and Engineering	Canada	7,818	6,109
Stantec Inc.	Construction and Engineering	Canada	5,251	3,403

(1)	Revenue figures are provided on a trailing 12-month basis as of September 30, 2018, and have been converted to Canadian dollars based on the average exchange rate over the same period.

(2)	Market capitalization figures are as of December 31, 2018, and have been converted to Canadian dollars based on the year-end exchange rate.

The committee conducts routine reviews to ensure that the peer group includes our Company’s primary competitors for top talent. Peers selected are similar to Stantec in size, scale, and complexity. In 2018, three of the Company’s peers (Amec Foster Wheeler, CH2M Hill Cos Ltd., and WS Atkins) were removed from the list due to consolidation in our industry. Sweco AB, similar in size to Stantec, was added. As a result, the geographic configuration of our peer list (four headquartered in Canada, six headquartered in the United States, and two headquartered internationally) closely resembles the global footprint of the Company.

The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance and tenure to develop a base salary and a total compensation target for each executive. To further align pay-for-performance, actual compensation is measured against benchmark data but is driven by executive and company performance.

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2018 performance impacted the pay decisions for each component.

Base Salary

We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, breadth of knowledge, and overall individual performance. Mr. Johnston, new to the role of CEO in 2018, had his 2018 base salary set at $780,000 (representing about 80% of the median of our peer group). The board believes that a step-up approach to Mr. Johnston’s base salary during his first few years of service as CEO appropriately aligns his pay with experience and is competitive with the market. If individual and company performance warrants, the board expects Mr. Johnston’s base salary to increase, eventually gaining parity with the median of our peer group.

In 2017, benchmarking data showed that the base salaries for our remaining NEOs were below market and that salary adjustments were needed to retain and motivate top talent. To improve the Company’s overall competitiveness, the Corporate Governance and Compensation Committee approved salary increases for our CFO, COO, CBO, and CPO that took effect January 1, 2018. Mr. Lefaivre’s base salary was increased to the median of our peer group, whereas Mr. Murray’s, Mr. DiManno’s, and Mr. Fleck’s base salaries were increased to 70% of median, reflecting the division of responsibilities among their roles.

2019 Management Information Circular March 15, 2019	48	Stantec Inc.

Short-Term Incentive Plan (STIP)

Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2018, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near-term business goals and to determine each executive’s 2018 STIP award. Our performance measures—based on our four value statements—follow:

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve

Diversity and Inclusion	Account Management	Health, Safety, Security and Environment	Overall Revenue Growth
Employee Retention	Strategic Pursuits	Quality Management	Organic Net Revenue Growth
Employee Engagement	Backlog per Employee		Operational Effectiveness
Return on Equity
Earnings per Share (EPS) Growth(1)

(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

For 2018, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry-level performance.

Scorecard Assessment and Weighting by Measure

Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value. For that reason, where the Company’s financial performance has not met our expectations, our executives’ STIP has paid out below target despite strong performance in other areas of the scorecard.

In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s business operating unit and the executive’s own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider industry-wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company.

STIP Targets

Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2017 and 2018. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target.

The table below outlines the CEO’s and other NEOs’ STIP targets for 2018 (expressed as a percentage of each NEO’s base salary):

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0%	100%	200%
All other NEOs	0%	70%	140%

2019 Management Information Circular March 15, 2019	49	Stantec Inc.

2018 STIP Award Results

In January 2019, the Corporate Governance and Compensation Committee reviewed the 2018 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company’s annual financial performance.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
WE PUT PEOPLE FIRST
Diversity and Inclusion	Improvement in inclusivity scores	> 85%	Meeting
Employee Retention	Low voluntary turnover	< 10%	Meeting
Employee Engagement	Improvement in employee engagement scores	> 61%	Not Meeting
WE ARE BETTER TOGETHER
Account Management	Grow relationships with top clients	> 4%	Not Meeting
Strategic Pursuits	Win/loss ratio for strategic pursuits (by number)	> 40%	Exceeding
	Win/loss ratio for strategic pursuits (dollar weighted by pursuit value)	> 33%	Exceeding
Backlog	Weighted average for each full-time employee	> $118,000	Exceeding
WE DO WHAT IS RIGHT
Health, Safety, Security and Environment	Decrease total recordable injury rate(2)	< 0.55	Meeting
	Improve leading indicator safety index	1	Meeting
Quality Management	Improve ISO-compliance audit results	> 90%	Meeting
WE ARE DRIVEN TO ACHIEVE
Overall Revenue Growth	Grow net revenues annually	15.0%	Not Meeting
Organic Growth	Increase net revenue organic growth	2.7%	Meeting
Operational Effectiveness	Achieve EBITDA as % of net revenue (Consulting Services)	11.0%	Meeting
Return on Equity	Achieve a return on equity	9.8%	Not Meeting
Earnings Growth	Grow diluted EPS annually(1)	20.4%	Not Meeting

(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

(2)

Despite meeting the performance targets of the scorecard, the Company remains focused on providing a healthy and safe work environment for all employees that extends beyond these metrics and strengthens our overall safety performance.

After reviewing the completed scorecard—along with our 2018 financial results and the assessment of our performance against the industry generally—the committee concluded that the CEO’s STIP should be 90% of his target. To align with the results of the scorecard, our CEO considered his performance factor and the executives’ individual achievements when setting the STIP awards for our remaining executives. The average STIP for our NEOs was 90% of their target.

The table below outlines each NEO’s actual STIP award for 2018 (expressed as a percentage of each NEO’s STIP target):

Executive	STIP Award as a % of STIP Target
Gord Johnston, CEO	90%
Dan Lefaivre, CFO	90%
Scott Murray, COO	90%
Tino DiManno, CBO	90%
Steve Fleck, CPO	90%

2019 Management Information Circular March 15, 2019	50	Stantec Inc.

Mr. Lefaivre’s 2018 STIP award was set at 90% of target. In 2018, Mr. Lefaivre continued his outstanding performance across many areas of the Company beyond leading the financial services group. He led the evolution of the changes to our enterprise system to accommodate our improved global position and was heavily involved in the divestiture of our Construction business. Mr. Lefaivre led our outstanding public disclosure and Investor Relations team, and he coordinated activities in our functional services teams’ operations. After almost 30 years of service to our organization, Mr. Lefaivre retired from his CFO role on December 31, 2018.

As COO in 2018, Mr. Murray continued to lead our focus on operational excellence and continued our strong tradition of industry-leading operational performance. Mr. Murray led our cost efficiency drive in 2018 which succeeded in reducing our SG&A costs for each quarter and for the full year over the previous year’s performance. As a reflection of Mr. Murray’s performance, his 2018 STIP award was set at 90% of his target.

Mr. DiManno continued to improve Stantec’s focus on building backlog in his role as CBO. With his focus on our Position 2 Win sales training course, strengthening our account management initiatives and furthering our corporate campaigns program, Mr. DiManno’s efforts significantly contributed to our increased backlog generation. Mr. DiManno’s STIP award has been set at 90% of target.

Mr. Fleck was awarded his 2018 STIP at 90% of target. In 2018, Mr. Fleck assumed the newly created role of CPO in order to provide additional focus across the Company with respect to practice driven initiatives and project management and execution excellence. Under his leadership our Project Management Ecosystem was rolled out in 2018 which served to further evaluate, train and stratify our Project Management teams.

Long-Term Incentive Plan (LTIP)

Our LTIP strongly emphasizes performance. In 2018, the LTIP was made up of performance share units (PSUs), which are tied directly to our net income growth and return on equity, and options, which carry value only as our share price increases. Using two forms of long-term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long-term incentive structure.

The Corporate Governance and Compensation Committee reviews the mix of long-term incentives annually to ensure it aligns with market practice and with our compensation strategy and philosophy. In 2018, the committee determined that the appropriate mix for our annual LTIP grant was two-thirds PSUs and one-third options. In 2019, stock options will be replaced with RSUs and the weighting of our LTIP mix will be adjusted to 80% PSUs and 20% RSUs. This change, described in more detail on page 44 of this circular, addresses potential concerns regarding dilution and improves alignment between our executive pay and shareholder interests.

Each executive position has a target value of long-term incentives to be granted; this value is a percentage of the executive’s base salary. Similar to our approach to base pay and short-term incentives, these targets are based on the 50th percentile of our market assessment. The following table outlines the targets for our CEO and other NEOs in 2018. These targets were the same as the 2017 targets.

Position Title	LTIP Target
CEO	200%
CFO	80%
COO, CBO and CPO	70%

2019 Management Information Circular March 15, 2019	51	Stantec Inc.

Performance Share Units (PSUs)

PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a service condition that starts on the first day of a three-year performance cycle. To minimize dilution, all PSUs granted under the LTIP to date will be settled in cash only, not shares.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three-year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

For 2018, the committee approved using two equally weighted three-year performance objectives—net income growth and return on equity (two key indicators of success in our Strategic Plan).

In early 2019, Mercer (Canada), the committee’s independent compensation consultant, was engaged to assess the design of our LTIP against our peer group and best practices. As a result of that review, the Company plans to replace net income growth with relative TSR (benchmarked to our peer group) as a secondary performance objective for PSUs granted in 2019. The board approved this change because it believes that using a relative performance metric in addition to an absolute metric provides a more complete picture of the Company’s individual and company performance, aligns with industry best practices, and reflects governance best practices. Full details of this change will be disclosed in the Company’s Management Information Circular for the year ending December 31, 2019.

Our 2018 LTIP grant occurred in May. The Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

Net Income	Minimum	Miss	Base	Maximum
Company’s adjusted net income growth rate(1)	0%	5.0%	10.5%	16.0%
Net income award amount	0%	50%	100%	200%

Return on Equity	Minimum	Miss	Base	Maximum
Company’s average return on equity rate(2)	0%	7.5%	12.0%	15.0%
Return on equity award amount	0%	50%	100%	200%

(1)

Meaning the compound annual growth rate of the Company’s adjusted net income for the fiscal years 2018, 2019, and 2020, where the net income is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s adjusted net income growth rate is a non-IFRS measure.

(2)

Meaning the average of the Company’s adjusted return on equity for the fiscal years 2018, 2019, and 2020, where the return on equity is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non-IFRS measure.

Net Income Growth Test

If the Company’s adjusted net income growth rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the net income portion of the award is also zero. If the growth rate is above “minimum” and up to “maximum,” the performance factor to be applied to the net income portion of the award is interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the net income portion of the award is capped at 200%.

2019 Management Information Circular March 15, 2019	52	Stantec Inc.

Return on Equity Test

If the Company’s adjusted average return on equity rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the return on equity portion of the award is also zero. If the rate is above “minimum” and up to “maximum,” the performance factor to be applied to the return on equity portion of the award is interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the return on equity portion of the award is capped at 200%.

PSUs are paid out at their cash value, which is determined after completion of a three-year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price.

Options

Options granted in 2018 have a three-year equal vesting schedule and a five-year term. Vesting is time-based only.

To determine the number of stock options to grant to each executive under the LTIP, we used the Black-Scholes valuation method for each option as of May 15, 2018. Stock options granted in 2018 have an exercise price of $32.98.

The following table outlines the dilution and burn rate of Stantec’s stock options for the past three fiscal years. Percentages shown are for December 31 of 2016, 2017, and 2018.

Rate	Description	2016	2017	2018
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	3.20%	3.88%	4.46%
Burn Rate	Burn rate shows the size of annual share option grants. Burn rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.	0.87%	1.08%	0.99%

As disclosed on page 44 of this circular, options will be discontinued and replaced with RSUs for our LTIP grant in 2019. The board believes replacing options with “full-value” units will provide better alignment with shareholder interests and reduce dilution. The board anticipates RSUs will cliff-vest at the end of a three-year service period and be settled in cash.

A detailed description of the LTIP is attached to this circular as Schedule D.

Other Compensation

Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives.

For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax-Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non-registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares.

2019 Management Information Circular March 15, 2019	53	Stantec Inc.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan and Trust. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more.

Service Awards

Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. Recognition begins with the employee’s fifth year of service and is celebrated every 5 years after that. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

Canadian employees receive a one-time lump-sum contribution of $500 to the employee’s non-registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that.

US employees receive a one-time lump-sum contribution of US$500 to the employee’s ESPP for every 5 years of service to a maximum award of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

Performance Graph

The following graph compares total shareholder return for $100 invested in our common shares on December 31, 2013 (assuming reinvestment of dividends), to total return on the S&P/TSX Composite Total Returns Index.

In the past five years, Stantec’s total shareholder return has underperformed the S&P/TSX Composite Total Returns Index. Over the same period, Stantec’s total NEO compensation has decreased because annual short-term and long-term incentives have paid out below target. Because a significant portion of our executive’s compensation is awarded in the form of equity and is at-risk, the actual payouts related to those awards are linked closely to the performance of the Company’s share price and total return to shareholders, establishing demonstratable alignment between pay and performance. The following graph illustrates this linkage. As Stantec’s total shareholder return has trailed the S&P/TSX Composite Total Returns Index, the pay realized by our executives has decreased relative to 2014 levels when our LTIP program was first implemented.

2019 Management Information Circular March 15, 2019	54	Stantec Inc.

The following table outlines the components of our total direct compensation over the five most recently completed financial years:

Year	Base Salary ($)(1)	STIP ($)(2)	Target Long-Term Compensation ($)		Realized Long-Term Compensation ($)		Total Realized Compensation ($)(7)
			Share-Based Awards(3)	Option-Based Awards(4)	Share-Based Awards(5)	Option-Based Awards(6)

2014	2,616,407	3,141,041	2,067,502	1,033,461	1,706,315	Nil	7,463,763

2015	2,793,162	2,693,880	2,149,589	1,074,796	1,120,720	Nil	6,607,762

2016	2,598,009	2,089,568	1,799,787	899,894	490,418	Nil	5,177,995

2017	2,911,917	1,778,065	1,844,624	922,312	523,281	Nil	5,213,263

2018	2,727,887	1,943,186	1,990,116	995,059	450,868	Nil	5,121,941

(1)	Represents the aggregate of the base salaries paid to our NEOS for each of the years indicated.

(2)	Represents the aggregate of the short-term cash incentives paid to our NEOs for each of the years indicated.

(3)	Represents the grant date fair value of PSUs awarded to our NEOs for each of the years indicated.

(4)	Represents the grant date fair value of stock options granted to our NEOs for each of the years indicated. Options were valued using the Black-Scholes option-pricing methodology.

(5)

Represents the payout value of PSUs based on the achievement of applicable performance goals. Values in 2014 and 2015 represent actual payouts. PSUs in 2016, 2017 and 2018 were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 28.9% was applied to PSUs granted in 2016, a multiplier of 29.2% was applied to PSUs granted in 2017, and a multiplier of 24.7% was applied to PSUs granted in 2018). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the value of PSUs in 2016, 2017 and 2018.

(6)	The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the aggregate value.

(7)	Represents the sum of base salary, STIP and realized share- and option-based awards for each of the years indicated.

Our Decision-Making and Approval Process

The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives.

2019 Management Information Circular March 15, 2019	55	Stantec Inc.

At the end of 2018, the committee was composed of four independent directors: Susan Hartman (chair), Shelley Brown, Delores Etter, and Marie-Lucie Morin. Each brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO—with recommendations and guidance from the committee—and is in keeping with the minimum and maximum awards for the STIP amounts and long-term incentive grants set out in our compensation programs.

Independent Advice

The Corporate Governance and Compensation Committee adopted a preapproval policy regarding management’s use of the board’s compensation consultant, Mercer (Canada). Under the terms of this policy, the committee will

•	Not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board
•	Preapprove the terms of any use of a consultant by management, including fees and proposed terms of service

In 2018, no fees were paid to Mercer in relation to consulting services procured by the board.

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk-taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation programs mitigate risk:

Mix of Fixed and At-Risk Pay

•	We offer our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives.

Balanced Program

•	We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity-based vehicles

•	We offer various performance metrics for both STIP and LTIP to support our pay-for-performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation

•	Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap)

•	The PSUs in our LTIP program have performance hurdles and a time-based vesting component

Employment Contracts

•	Our executives have entered into employment agreements that include non-competition and non-solicitation restrictive covenants

•

These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive (a) is terminated without cause or (b) resigns because of a material diminution in his salary, authority, duties, or responsibility or because a material change was made to the geographic location where he must perform his services

•	NEOs receive reasonable severance when terminated without cause and no payments when retiring

2019 Management Information Circular March 15, 2019	56	Stantec Inc.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

Position Title	Equity Ownership as a Multiple of Base Salary
CEO	5x
CFO, COO, CBO, CPO and Executive Vice Presidents	3x

Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive’s base salary at the time of appointment to his or her position. If an executive’s base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement.

The table below sets out the following:

•	The common shares and PSUs held by each NEO. The values of common shares and PSUs were calculated using the closing price of Stantec shares on March 15, 2019 ($31.42).

•	Each NEO’s ownership interest, demonstrating compliance with our policy as of March 15, 2019.

•	The total amount of equity held by the NEO that is at risk.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Base Salary for Compliance ($)(1)	Eligible Value as a Multiple of Base Salary(2)	Meeting Policy?	Value of PSUs Held ($)	Total Value at Risk ($)(3)
Gord Johnston	1,074,250	780,000	1.38	In Progress	1,213,095	2,287,345
Dan Lefaivre	2,545,711	575,000	4.43	Yes	803,127	3,348,838
Scott Murray	1,420,121	563,891	2.52	In Progress	744,623	2,164,744
Tino DiManno	1,230,564	400,000	3.08	Yes	582,181	1,812,745
Steve Fleck	383,764	400,000	0.96	In Progress	376,632	760,396

(1)	Mr. Murray earns his base salary in US dollars. The amount shown above for him has been converted to Canadian dollars at the 2018 average annual exchange rate of $1.2963.

(2)	The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation.

(3)	The total value at risk for each executive is the value of the NEO’s common shares and PSUs.

2019 Management Information Circular March 15, 2019	57	Stantec Inc.

Share Retention Requirements

For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision-making before the CEO departs.

Executive Compensation Clawback Policy

The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in the following situations:

•

Amount of a bonus or incentive compensation was calculated based or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements

•

Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received

Anti-Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments—such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds—that are designed to hedge or offset a decrease in the value of equity securities of the Company.

2019 Management Information Circular March 15, 2019	58	Stantec Inc.

2018 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Scott Murray resides in the United States and is paid in US dollars. All other NEOs reside in Canada and are paid in Canadian dollars. In the table below, all amounts are stated in Canadian dollars; for Mr. Murray’s compensation, the Canadian dollar equivalents are based on the average annual currency exchange rate, which was $1.2963 in 2018, $1.2958 in 2017, and $1.3245 in 2016.

Name and Principal Position(1)	Year	Salary ($)(2)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)

			Share- Based Awards(4)	Option- Based Awards(5)	Annual Incentive Plan Bonus	Long-Term Incentive Plans

Gord Johnston President & CEO	2018 2017 2016	762,500 324,623 314,291	1,039,990 108,331 104,990	519,995 54,172 52,521	702,000 145,000 170,000	- - -	- - -	42,643 20,174 18,984	3,067,127 652,300 660,787

Dan Lefaivre Executive Vice President & CFO	2018 2017 2016	572,112 498,077 450,002	306,662 266,667 240,000	153,331 133,333 120,000	360,000 262,500 350,000	- - -	- - -	34,902 32,684 30,473	1,427,007 1,193,261 1,190,475

Scott Murray Executive Vice President & COO	2018 2017 2016	562,882 526,223 503,331	263,140 250,967 234,180	131,571 125,483 117,090	355,186 263,695 284,768	- - -	- - -	36,504 37,831 28,593	1,349,283 1,204,199 1,167,961

Tino DiManno Executive Vice President & CBO	2018 2017 2016	434,236 414,866 411,554	203,001 193,657 192,274	101,500 96,829 96,137	274,000 203,340 245,000	- - -	- - -	30,583 26,429 28,649	1,043,320 935,121 973,614

Steve Fleck Executive Vice President & CPO	2018 2017 2016	396,157 299,603 289,524	186,667 99,981 96,652	93,333 50,013 48,340	252,000 140,000 170,000	- - -	- - -	24,919 21,083 16,874	953,076 610,680 621,390

(1)

Mr. Johnston became president & CEO effective January 1, 2018. Prior thereto, he was the executive vice president of Stantec’s infrastructure business operating unit. Mr. Fleck became the chief practice and project officer effective January 1, 2018. Prior thereto, he was the executive vice president of Stantec’s Programs & Business Solutions group.

(2)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(3)

Represents the value of additional performance share units (PSUs) credited to each NEO to account for the issuance of dividends on his total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, payments for Milestone Service Awards, and payouts of vacation time that accrued but was not taken within the time limits prescribed under Stantec policies.

(4)

In 2018, 2017, and 2016, all NEOs received share-based awards in the form of PSUs. Values stated for 2018 represent the grant date fair value of the units granted on May 15, 2018, at a price of $32.98, representing the closing price of Stantec’s shares on the TSX on the day before the grant date.

(5)

Represents options for common shares of Stantec. The fair values of options disclosed in this table have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: 2018 – Option Life = 5 years, Dividend Yield = 1.67%, Risk-Free Interest Rate = 2.10%, Volatility = 24.12%, and Expected Hold Period to Exercise = 3.5 years; 2017 – Option Life = 5 years, Dividend Yield = 1.58%, Risk-Free Interest Rate = 0.81%, Volatility = 24.13%, and Expected Hold Period to Exercise = 3.5 years; 2016 – Option Life = 5 years, Dividend Yield = 1.37%, Risk-Free Interest Rate = 0.76%, Volatility = 23.73%, and Expected Hold Period to Exercise = 3.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 Share-based Payment, which is used for accounting purposes.

2019 Management Information Circular March 15, 2019	59	Stantec Inc.

The following table restates Mr. Murray’s compensation in US dollars:

Name and Principal Position	Year	Salary (US$)	Long-Term Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)

			Share- Based Awards	Option- Based Awards	Annual Incentive Plan Bonus	Long-Term Incentive Plans

Scott Murray Executive Vice President & COO	2018 2017 2016	434,222 406,099 380,016	202,993 193,677 176,806	101,497 96,838 88,403	274,000 203,500 215,000	- - -	- - -	28,160 29,195 21,588	1,040,872 929,309 881,813

Outstanding Option- and Share-Based Awards

The following table summarizes all option- and share-based awards outstanding for each NEO as at December 31, 2018.

Option-Based Awards					Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Gord Johnston	10,000 5,574 10,049 6,735 10,767 90,736	20.875 32.900 32.830 32.010 31.750 32.980	February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	90,350	38,609	294,105	-
Dan Lefaivre	10,000 17,300 22,968 20,477 26,504 26,755	20.875 32.900 32.830 32.010 31.750 32.980	February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	90,350	25,561	209,943	-
Scott Murray	10,546 21,886 14,118 26,272 22,671	32.900 32.830 32.010 31.750 32.980	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	Nil	23,699	195,639	-
Tino DiManno	11,534 18,400 13,651 19,247 17,711	32.900 32.830 32.010 31.750 32.980	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	Nil	18,529	152,929	-
Steve Fleck	10,000 3,856 9,250 4,744 9,938 16,286	20.875 32.900 32.830 32.010 31.750 32.980	February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	90,350	11,987	96,736	-

(1)	The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the aggregate value.

2019 Management Information Circular March 15, 2019	60	Stantec Inc.

(2)

Represents the value of PSUs awarded to the NEOs in 2016, 2017, and 2018. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 28.9% was applied to PSUs granted in 2016, a multiplier of 29.2% was applied to PSUs granted in 2017, and a multiplier of 24.7% was applied to PSUs granted in 2018). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $29.91 as of December 31, 2018, was used to calculate the value of the PSUs.

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option- and share-based awards vested or earned by each NEO in 2018, along with the 2018 STIP awards (non-equity incentive plan compensation):

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)	Non-Equity Incentive Plan Compensation Value Earned during the Year ($)
Gord Johnston	5,549	41,371	702,000
Dan Lefaivre	13,884	125,826	360,000
Scott Murray(3)	13,306	86,754	355,186
Tino DiManno	10,042	83,884	274,000
Steve Fleck	5,017	29,153	252,000

(1)

Represents the value that would have been realized if the options under the option-based awards had been exercised on the vesting date. For all NEOs, one-third of the options granted to them in 2015, 2016, and 2017 vested in 2018.

(2)	Represents the value of PSUs issued as part of the 2015 compensation that vested in 2018.

(3)	Mr. Murray’s non-equity incentive plan compensation for 2018 was US$274,000. The amount shown above is converted to Canadian dollars at the 2018 average annual exchange rate of $1.2963

Gains Realized through Options Exercised in 2017 and 2018

The following table shows the value of gains realized for NEOs following the exercise of stock options in 2017 and 2018:

	2017 ($)	2018 ($)(1)
Gord Johnston	0	0
Dan Lefaivre	0	0
Scott Murray	0	161,388
Tino DiManno	0	0
Steve Fleck	0	0

(1)	Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise.

Equity Compensation Plan Information

The following table sets forth as at December 31, 2018, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2018, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)(1)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)(2)
Equity compensation plans approved by security holders	4,987,542	31.11	3,848,571

(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (507,066) and options granted under Stantec’s 2014 LTIP (4,480,476).

(2)

This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (8,550,728), less the 4,480,476 options issued and outstanding under the plan as at December 31, 2018, and less the 221,681 options exercised. The 2014 LTIP replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

2019 Management Information Circular March 15, 2019	61	Stantec Inc.

Employment Agreements

Employment Agreements

Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants of varying scope and duration. Mr. Johnston’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Lefaivre has the same restrictions, except his covenants apply for one year following the termination of his employment. Mr. Murray’s, Mr. DiManno’s, and Mr. Fleck’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company’s interests.

The following table summarizes the restrictive covenants mentioned previously:

Executive	Non-Competition	Non-Solicitation of Staff and Clients	Confidentiality Covenant
Gord Johnston	2 years after departure	2 years after departure	Indefinitely after departure
Dan Lefaivre	1 year after departure	1 year after departure	Indefinitely after departure
Scott Murray	None	1 year after departure	Indefinitely after departure
Tino DiManno	None	1 year after departure	Indefinitely after departure
Steve Fleck	None	1 year after departure	Indefinitely after departure

Clawback Policy and Equity Ownership Requirements

Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s Executive Vice President Share Ownership Policy and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy.

Benefits on Termination and Change of Control

The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason.

2019 Management Information Circular March 15, 2019	62	Stantec Inc.

Benefits on Termination and Change of Control for Our NEOs

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and the ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical STI Amount(4)

in the case of the CEO. For all other NEOs, the payment is

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical STI Amount

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical STI Amount(4)

in the case of the CEO and CFO. For all other NEOs, the payment is

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical STI Amount

None

(1)

The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each executive’s employment agreement, “good reason” means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company.

(3)

Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of the executive’s termination, resignation or retirement.

(4)	For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short-term incentive cash payments paid to the executive.

2019 Management Information Circular March 15, 2019	63	Stantec Inc.

Termination Payment Calculation

The following table presents the incremental payments we would have to make to each NEO if a triggering event—a termination without cause or a change of control payment trigger—occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2018:

Name	Termination Payout on a Without-Cause Termination ($)	Termination Payout on a Change in Control ($)
Gord Johnston	1,903,333	1,903,333
Dan Lefaivre	929,167	1,858,333
Scott Murray(1)	852,749	852,749
Tino DiManno	701,113	701,113
Steve Fleck	556,667	556,667

(1)	Mr. Murray’s payments would be paid in US dollars. The amounts shown above are converted to Canadian dollars at the 2018 average annual exchange rate of $1.2963.

2019 Management Information Circular March 15, 2019	64	Stantec Inc.

Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Interest of Certain Persons in Matters to be Acted On

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting.

2019 Shareholder Proposals

Shareholder proposals must be submitted no later than December 15, 2019, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2020 annual meeting of shareholders.

Continuous Disclosure

To obtain copies of this circular, our Annual Information Form for the year ended December 31, 2018, or our Annual Report (which includes the Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2018, do one of the following:

•	Go to the Company’s website at stantec.com and print copies

•	Request mailed copies from the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2018.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this circular include “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this circular include statements regarding anticipated changes to the Company’s LTIP program in 2019 and any other statements that do not refer to historical facts. The purpose of this information is to describe management’s expectations as of the date of this circular and to assist our shareholders with understanding our compensation practices for the periods presented in this circular. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that forward-looking statements will not prove to be accurate. We caution readers of this circular not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, actions, or events to differ materially from the expectations or intentions expressed in these forward-looking statements. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements.

2019 Management Information Circular March 15, 2019	65	Stantec Inc.

Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders and invite you to comment using the following contact information:

Investor Relations

Telephone: 780-917-7114

Fax: 780-917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

Suite 400, 10220 – 103 Avenue NW

Edmonton, Alberta T5J 0K4

Canada

Telephone: 780-917-7000

Fax: 780-917-7330

stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

2019 Management Information Circular March 15, 2019	66	Stantec Inc.

Schedule A

Activities of the Audit and Risk Committee in 2018

The Audit and Risk Committee met four times in 2018 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Financial Reporting

•	Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial news releases, and Annual Information Form

•	Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial news releases

•

Reviewed with management and the Company’s external auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies

•	Reviewed with management quarterly the indicators of impairment to the Company’s goodwill

•	Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures, and Internal Audit

•

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president & CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX

•	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA

•	Reviewed and approved the internal audit plan

•	Examined the reports of the internal auditor concerning the effectiveness of internal control

•

Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

•	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

•	Received the office of the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

2019 Management Information Circular March 15, 2019	67	Stantec Inc.

External Auditors—The Shareholders’ Auditors

•	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor

•	Reviewed the external auditor’s annual client services plan

•	Conducted a comprehensive review of the external auditor’s performance under the professional guidelines for such reviews

•	Reviewed and approved proposed external audit fees for the year

•

Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor

•	Approved all audit and preapproved all non-audit services provided by the external auditor

•	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

•

Focused on reviewing the risks Stantec faced in 2018 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

•

Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the strategic planning session

•

Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

•	Reviewed, amended, and approved corporate policies that address risk management by means of controls

•	Completed reviews of management’s risk assessments required for all significant acquisitions approved by the board during the year

•	Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks

•	Reviewed the impact of the Company’s capital structure on its current and future profitability

•	Reviewed the disclosure regarding risk and risk factors in Stantec’s Annual Report

Other Matters

•	Completed the annual self-assessment of the committee’s performance and reported thereon to the board

•

Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Business Conduct and concerns relating to accounting, internal accounting controls, and auditing matters

•	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

•	Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

•	Provided oversight of the recruitment and hiring of a new Chief Financial Officer. The chair of the committee participated in the interview and screening process.

2019 Management Information Circular March 15, 2019	68	Stantec Inc.

Schedule B

Activities of the Corporate Governance and

Compensation Committee in 2018

The Corporate Governance and Compensation Committee met five times in 2018 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Corporate Governance Process Review

•	Reviewed corporate policies and procedures for each of the following key governance areas:

•	Corporate strategy and strategic planning

•	Annual budgeting

•	Identification of principal business risks and systems for managing such risks

•	CEO and senior management succession planning

•	Corporate communications

•	Corporate internal controls and management information systems

•

Reviewed and updated board-approved policies including the Corporate Governance Guidelines; Executive Vice President Share Ownership Policy; CEO Share Ownership Policy, Compensation for Outside Directors Policy; and the Health, Safety, Security, Environment, and Sustainability Committee Terms of Reference; and provided recommendations for approval to the board

•	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee

•	Ensured that each committee reviewed its Terms of Reference and updated them as required

•

Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States

•

Participated in shareholder engagement activities, including meeting with the Canadian Coalition for Good Governance and the Caisse de dépôt et placement du Québec following completion of the 2018 proxy season

•	Reviewed compliance with CEO and senior executive share ownership requirements

Board of Directors Governance

•	Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board

•	Conducted a comprehensive director search resulting in the successful appointment of Shelley Brown to the board

•	Managed the internal continuing education program for current directors

•	Conducted the annual board assessment and individual director assessment process

•	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee

•	Set the number of directors and the membership of committees for the year for recommendation to the board

•	Reviewed director compliance with share ownership requirements

•	Executed on the board chair and committee chair succession plan in preparation for Aram Keith’s retirement from the board and the transition of board chair

•	Recommended the establishment of a Health, Safety, Security, Environment, and Sustainability Committee to the board

2019 Management Information Circular March 15, 2019	69	Stantec Inc.

Performance Review and Succession Planning

•	Developed annual performance objectives for the CEO for 2018

•	Reviewed quarterly the performance of the CEO against his 2018 objectives in a session conducted in camera with the CEO

•	Reviewed quarterly the CEO’s succession plans for the Executive Leadership Team in a session conducted in camera with the CEO

•	Provided oversight of the recruitment and hiring of a new CFO

Compensation Matters

•	Reviewed and approved the CEO’s recommendations for 2018 compensation for the Company’s Executive Leadership Team

•	Reviewed and recommended to the board for approval the CEO’s 2018 short-term incentive plan award

•	Reviewed the mix of long-term incentives used in the Company’s long-term incentive plan (LTIP)

•	Reviewed and approved the issuance of performance share units and options to the Executive Leadership Team under the LTIP

•	Reviewed and approved the 2018 option grant to eligible participants

•	Completed a review of the adequacy and form of compensation of directors

2019 Management Information Circular March 15, 2019	70	Stantec Inc.

Schedule C

Activities of the Health, Safety, Security, Environment, and Sustainability Committee in 2018

The Health, Safety, Security, Environment and Sustainability Committee met two times in 2018 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Compliance and Oversight

•	Reviewed the Company’s Health, Safety, Security, and Environmental Program Manual

•	Completed a look-back analysis of the Company’s recent major safety incidents, including action items and lessons learned in relation to the same

•	Provided leadership and oversight of the Company’s response to a workplace fatality

•	Reviewed key HSSE metrics, including leading and lagging indicators

•	Reviewed Stantec’s compliance with privacy laws, including the European Union General Data Protection Regulation (GDPR) and the U.S. Defense Federal Acquisition Regulation Supplement (DFARS)

•	Reviewed the Company’s cybersecurity program, including employee cybersecurity awareness training modules

•

Reviewed the Company’s insurance program (particularly policies relating to health, safety, environment and security risks; including, for example, cyber liability, automobile, commercial general liability, contractors’ pollution liability, and worker compensation)

•	Reviewed legal and regulatory developments regarding current HSSES issues, including legislative reform initiatives in Canada

•	Reviewed the Company’s Sustainability Policy

Other Matters

•	Developed a comprehensive annual workplan and Terms of Reference

•	Reviewed the Company’s integrity management report relating to employment matters and workplace incidents

2019 Management Information Circular March 15, 2019	71	Stantec Inc.

Schedule D

Overview of Stantec’s Long-Term Incentive Plan

Shares Authorized for Issuance under the Plan

Stantec’s long-term incentive plan (the Stantec LTIP) authorizes up to a maximum of 8,550,728 of the Company’s common shares (representing 7.6% of our issued and outstanding shares as of March 15, 2019) to be granted as awards to employees of Stantec and its subsidiaries under the plan.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares; shares acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery; or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 0.9% of our issued and outstanding shares as of March 15, 2019) may be made the subject of performance share units or restricted share units

•

The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of Section 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•

The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•

The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, on settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

Administration of the Plan

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

2019 Management Information Circular March 15, 2019	72	Stantec Inc.

Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Making amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include

•	Increasing the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•

Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	Extending the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Changing who is eligible to receive awards under the Stantec LTIP

•	Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

2019 Management Information Circular March 15, 2019	73	Stantec Inc.

Award Adjustments

The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including a change in value in the case of a spin-off, dividend, or other distribution in respect of shares) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Award Vehicles Available under the Plan

Summary of Available Vehicles

Under the Stantec LTIP, the Company can issue five vehicles, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle

Options	This vehicle gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.
Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as are covered by the option and is subject to the same terms and conditions. A recipient can choose to either (1) exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or (2) surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.
Dividend Equivalent Rights	This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.
Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5-day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.)
Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5-day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

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Performance Objectives

Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of the following:

•

Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these

•	Other than with respect to Section 162(m) awards, any other metric approved by the committee

The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications are permitted to the extent it would cause a Section 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

Details of Each Award Vehicle

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for incentive stock options, as defined under Section 424 of the U.S. Internal Revenue Code, and for nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, or bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of

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shares for which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The committee may provide for the settlement of the RSUs in cash, in shares (at the fair market value), or a combination of cash and shares. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

Effect of Termination of Employment on Awards

The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following

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termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment on Death

•

Options and SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Disability

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Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•

Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•

Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•

Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Termination following a Change in Control (Double Trigger)

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – These become immediately exercisable as of the termination date

•	Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement

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•

Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs:

•	Options and SARs – These become immediately exercisable

•	Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control

Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP:

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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2019 Management Information Circular March 15, 2019	79	Stantec Inc.